Exhibit 99. CODE ETH

Exhibit M

Hamilton Lane Private Assets Fund

Hamilton Lane Private Infrastructure Fund

Hamilton Lane Private Secondary Fund

Hamilton Lane Venture Capital and Growth Fund

Hamilton Lane Credit Income Fund

HL SCOPE RIC LLC

(Each, the “Fund”)

FINANCIAL OFFICER CODE OF ETHICS

Purposes of the Code

The reputation and integrity of the Fund are valuable assets that are vital to the Fund’s success. Each officer and employee of the Fund, including each of the Fund’s senior financial officers (“SFOs”), is responsible for conducting the Fund’s business in a manner that demonstrates a commitment to the highest standards of integrity. SFOs include the principal executive officer, the principal financial officer, comptroller (or principal accounting officer), and any person who performs a similar function. The Fund has adopted a Code of Ethics under Rule 17j-1 under the Investment Company Act of 1940. The Fund’s Rule 17j-1 Code is designed to prevent certain conflicts of interest that may arise when officers, employees, or trustees know about present or future Fund transactions, have the power to influence those transactions; and engage in securities transactions in their personal account(s).

The Fund has chosen to adopt a financial officer code of ethics for the purpose of promoting:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair, accurate, timely and understandable disclosure in reports and documents that the Fund files with, or submits to, the SEC, and in other public communications made by the Fund;

•	Compliance with applicable laws and governmental rules and regulations;

•	The prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

•	Accountability for adherence to the Code.

This Code of Ethics should be read in conjunction with the Fund’s other policy statements, including its Rule 17j-1 Code and its Disclosure Controls and Procedures.

Principles for the Handling of Financial Information

The Fund has adopted the following principles to govern the manner in which SFOs perform their duties. Persons subject to these guidelines include the principal executive officer, the principal financial officer, comptroller (or principal accounting officer), and any Fund officer or employee who performs a similar function or who participates in the preparation of any part of the Fund’s financial statements.

Specifically, persons subject to this Code shall:

•	Act with honesty and integrity

•	Avoid actual or apparent conflicts of interest with the Fund in personal and professional relationships

•	Provide information to the Fund’s employees and service providers (Investment Manager, administrator, outside auditor, outside counsel, custodian, etc.) that is accurate, complete, objective, relevant, timely, and understandable

•	Endeavor to ensure full, fair, timely, accurate, and understandable disclosure in the Fund’s periodic reports

•	Comply with the federal securities laws and other applicable laws and rules, such as the Internal Revenue Code

•	Act in good faith, responsibly, and with due care, competence and diligence, without misrepresenting material facts or subordinating independent judgment to another end

•	Respect the confidentiality of information acquired in the course of their work, except where disclosure is expressly permitted or is otherwise legally mandated

•	Record (or participate in the recording of) entries in the Fund’s books and records that are accurate

•	Refrain from using confidential information for personal advantage

Violations of the Code

Any action that directly or indirectly contravenes one or more of the principles outlined above shall be treated as a violation of this Code unless good cause for such apparent contravention is found to exist.

Dishonest or unethical conduct or conduct that is illegal will constitute a per se violation of this Code, regardless of whether this Code refers to that particular conduct.

A violation of this Code may result in disciplinary action, up to and including termination of employment. The Fund must and will report all suspected criminal violations to the appropriate authorities for possible prosecution, and will investigate, address and report as appropriate, non-criminal violations.

Enforcement of the Code

Violations

All persons subject to this Code who observe, learn of, or, in good faith, suspect a current or threatened violation of the Code must immediately report the violation in writing to the Fund’s Chief Compliance Officer, another member of the Fund’s senior management, or to the Audit Committee of the Fund’s Board. An example of a possible Code violation is the preparation and filing of financial disclosure that omits material facts, or that is accurate but is written in a way that obscures its meaning.

Disclosures

All persons subject to this Code shall file a letter (a “Disclosure Letter”) regarding any transaction or relationship that reasonably appears to involve an actual or apparent conflict of interest with the Fund within ten days of becoming aware of such transaction or relationship. A Disclosure Letter should be prepared regarding these transactions or relationships whether you are involved or have only observed the transaction or relationship. All Disclosure Letters shall be submitted to the Compliance Officer, or if it is not possible to disclose the matter to the Chief Compliance Officer, then the Disclosure Letter shall be submitted to another member of the Fund’s senior management or to the Audit Committee of the Board.

An executive officer of the Fund or the Audit Committee will review all Disclosure Letters and determine whether further action is warranted. All determinations will be documented in writing and will be maintained by the Chief Compliance Officer or other appropriate officers of the Fund.

Outside Service Providers

Because service providers to the Fund, such as the Administrator, outside accounting firm, and custodian, provide much of the work relating to the Fund’s financial statements, you should be alert for actions by service providers that may be illegal, or that could be viewed as dishonest or unethical conduct. You should report these actions to the Chief Compliance Officer even if you know, or think, that the service provider has its own code of ethics covering persons who are Fund SFOs or employees.

Non-Retaliation Policy

SFOs who report violations or suspected violations in good faith will not be subject to retaliation of any kind. Reported violations will be investigated and addressed promptly and will be treated confidentially to the extent possible.

Annual Certification

SFOs will receive training on the contents and importance of this Code and related policies and the manner in which violations must be reported and how Disclosure Letters must be submitted. Each SFO will be asked to certify on an annual basis that he/she is in full compliance with the Code and any related policy statements.

Questions about the Code

The Fund’s Board has designated Jerry Scarpati to be the Chief Compliance Officer for purposes of implementing and administering this Code. Any questions about this Code should be directed to the Chief Compliance Officer.

Effective: June 26, 2020

Revised: June 17, 2024

Revised: October 15, 2024

Revised: December 5, 2024

Revised: September 24, 2025